Mail Stop 4-7

April 26, 2005

Malcolm C. Persen
Chief Financial Officer
Radyne ComStream Inc.
3138 East Elwood Street
Phoenix, AZ 85034

Re: 	Radyne ComStream Inc.
Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16,
2005
File No. 0-11685

Dear Mr. Persen:

      We have reviewed the referenced filing and your response letter dated April 11, 2005, and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.
Please amend your filing in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


Form 10-K for the fiscal year ended December 31, 2004, filed March
16, 2005

Item 9A - Controls and Procedures, page 43

1. We note your draft revisions in response to prior comment 4. Your draft revisions state that there were no changes in "other factors that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation." Please note that Item 308(c) of Regulation S-K no longer refers to "other factors," and Item 308(c) now requires evaluation of changes
"during the registrant`s last fiscal quarter." Please further revise accordingly. See Item 308(c) of Regulation S-K, which became effective on August 14, 2003. Further, in future filings, please comply with Item 308(c) of Regulation S-K. See also Section II.J. of
Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iij.


*   *   *   *   *


      As appropriate, please amend your periodic report and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director